Exhibit 99.2

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Eighth Meeting of the Fifth Session of the Board of Supervisors of China Life Insurance Company Limited

The eighth meeting (the “Meeting”) of the fifth session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on October 27, 2016 at the conference room located at A18 of China Life Plaza in Beijing. The supervisors were notified of the Meeting by way of a written notice dated October 18, 2016. Out of the Company’s five supervisors, all five supervisors attended the Meeting in person, including Miao Ping, chairperson of the Supervisory Board, Shi Xiangming, Xiong Junhong, Zhan Zhong and Wang Cuifei, supervisors of the Company. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (the “AOA”) and Rules of Procedure for the Supervisory Board.

The Meeting was presided over by Chairperson Mr. Miao Ping. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1. Proposal on the 2016 Third Quarter Report

The Supervisory Board reviewed the report and believes that: The preparation and review procedures of 2016 Third Quarter Report are in conformity with provisions under relevant laws, regulations, the AOA and internal management regulations of the Company; the content and form of 2016 Third Quarter Report meet the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange; the information contained in the report reflects the operational, management and financial performance of the Company during the reporting period; no breach of confidentiality by any staff members who worked on the preparation and review of the 2016 Third Quarter Report was detected before this opinion was issued.

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

2. Proposal on the Report for the Year 2015 and the Final Assessment Report under the Outline of the 12th Five-Year Development Plan

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

October 27, 2016